Exhibit 99.1

JinkoSolar Announces Proposed Follow-on Offering of 3,600,000 American Depositary Shares and US$35 Million Concurrent Private Placement

SHANGHAI, China, February 6, 2018 — JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced the commencement of the follow-on offering of 3,600,000 American depositary shares (the “ADSs”), each representing four ordinary shares of the Company, at par value US$0.00002 per share (plus up to an additional 540,000 ADSs pursuant to an over-allotment option) (the “ADS Offering”). The ADS Offering is subject to market conditions and other factors.

Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as the joint bookrunners for the ADS Offering.

Concurrently with, and subject to, the completion of the ADS Offering, Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, chairman of the Company, and Mr. Kangping Chen, chief executive officer of the Company, has agreed to purchase US$35 million of ordinary shares of the Company in a separate private placement at a price per share equal to the price of the ADS Offering adjusted to reflect the ADS-to-ordinary share ratio (the “Concurrent Private Placement”). The sale of these shares will not be registered under the Securities Act of 1933, as amended. Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as the joint placement agents for the Concurrent Private Placement.

The ADS Offering will be made pursuant to the Company’s shelf registration statement on a Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2017, which became effective on August 22, 2017. A preliminary prospectus supplement dated February 6, 2018 and a related base prospectus (included in the Company’s shelf registration statement on Form F-3) related to the ADS Offering have been filed with the SEC and are available at the SEC website at: www.sec.gov. A copy of the preliminary prospectus supplement and the related base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY, 10010, by phone at (800) 221-1037, or by e-mail at newyork.prospectus@credit-suisse.com; and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by phone toll free at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This press release contains information about the pending ADS Offering and Concurrent Private Placement, and there can be no assurance that these offerings will be completed.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells, and 8.0 GW for solar modules, as of December 31, 2017.

JinkoSolar has over 15,000 employees across its 8 productions facilities globally, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates, and global sales offices in China, Hong Kong, Japan, India, Turkey, Germany, Switzerland, United States, Brazil, Chile, Australia, South Africa and United Arab Emirates.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com